BlackRock Enhanced Government Fund Inc.
Cusip: 09255K108
Ticker: EGF

Record Date	December 15, 2009
Pay Date	December 18, 2009
Distribution Amount per share	$ 0.2720

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income, net realized short-term capital gains, net realized long-
term capital gains and return of capital. All amounts are expressed per common share.

				% Breakdown of the
		% Breakdown	Total Cumulative	Total Cumulative
		of the Current	Distributions for the	Distributions for the
	Current Distribution	Distribution	Fiscal Year to Date	Fiscal Year to Date
Net Investment Income	$ 0.0616	23%	$ 0.9467	72%
Net Realized Short-Term Capital Gains	$ -	0%	$ -	0%
Net Realized Long-Term Capital Gains	$ 0.1670	61%	$ 0.2968	22%
Return of Capital	$ 0.0434	16%	$ 0.0785	6%
Total (per common share)	$ 0.2720	100%	$ 1.3220	100%

Average annual total return (in relation to NAV) for the inception to date ending on November 30, 2009	4.71%
Annualized current distribution rate expressed as a percentage of NAV as of November 30, 2009	19.21%
Cumulative total return (in relation to NAV) for the fiscal year through November 30, 2009	12.85%
Cumulative fiscal year distributions as a percentage of NAV as of November 30, 2009	7.78%

At December 14, 2009, and after giving effect to the distribution, the sum of the Fund's accumulated net realized losses and net unrealized depreciation of portfolio securities approximated $(13.5) million, of which approximately $(13.6) million represents unrealized depreciation of portfolio securities.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the
Fund's Managed Distribution Plan.

The Fund estimates that it has distributed more than its income and net realized gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’ .

The amounts and sources of distributions reported in the Notice are only estimates and are not being provided for tax reporting purposes.
The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on the tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purpose.

Contact Number: 888-825-2257